Fairchild Sells D-M-E Unit

CHANTILLY, VA, January 26, 1996 -- The Fairchild Corporation
NYSE: FA) announced today that it completed its previously disclosed sale of its D-M-E operating unit to Cincinnati Milacron Inc. for approximately $245 million in cash and notes. D-M-E Company is one of the world's leading producers of standard components and supplies for the plastic injection molding industry.

Jeffrey Steiner, Fairchild's Chairman, Chief Executive Officer and President stated: "This transaction fulfills to a significant extent our stated goal of deleveraging, while giving Fairchild the flexibility to concentrate its resources on growing its aerospace fasteners and semiconductor process equipment businesses, and to explore new investment opportunities."

The Fairchild Corporation is a worldwide aerospace fasteners, communications services, semiconductor process equipment company, and also has a significant equity interest in Banner Aerospace, a leading distributor of aircraft replacement parts.

For more information, please contact:

                        Donald E. Miller
                        General Counsel
                    The Fairchild Corporation
                        (703) 478-5945


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